PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

GIGMOR, INC.
844 Berkeley Street,
Santa Monica, CA 90403
www[dot]gigmor[dot]com

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE COMPANY AND ITS BUSINESS

Gigmor's vision is to transform the live music industry by connecting talent buyers with musicians and bands and to become the music industry's leading digital booking platform. Through our paid subscription service, venues and talent buyers can easily discover, book, and pay Gigmor artists. Let's make music together!

The following is a transcript of the video on the StartEngine offering website under "Description":

"I'm David Baird and I chose to do something big. Music is deeply embedded in who we are. Music is universal...transformative. It's at its most powerful when it's a shared collective experience. Remember your first concert? Dancing all night long. Watching an unknown band that was about to break out and become famous. We all do. That's why $15 billion was spent on concert ticket sales in the US.

Innovation has created huge successful marketplaces in many categories. But music lacks a central booking platform. Until Gigmor.

Gigmor's technology will bring live music booking out of the dark ages and into the 21st Century. Gigmor is the future of live music. Where artists can join the band, get discovered, and get paid. Where talent buyers can find a band, book talent and pay them, all in one click.

The time to act is now. Together we can transform the music business. Together we can make music."
[VIDEO ENDS HERE]

WHAT IS GIGMOR?

Imagine a world where event planners and venue bookers can find and book bands with a few clicks. Gigmor is a network that connects musicians and bands to playing and gigging opportunities. Gigmor's vision is to transform the live music industry by connecting talent buyers to independent artists, creating the industry's first true live music marketplace.



48,000
Users



In 30
Countries



Almost 500,000
Matches



1,000+
New Users
Per Month

Music Industry Revenue Streams



Live Music



Album
Sales



Advertising
Supported
On Demand
Streaming



Subscription
Based
On Demand
Streaming



Digital
Radio



Sync Fees
From Film, TV,
& Advertising



Digital Music
Sales

Of these seven streams, only four are projected to grow over the next five years (on-demand, and subscription-based streaming, digital radio and live music). Sync fees are relatively static, but will see a slow decline as TV streaming becomes more prevalent.

Both digital music and physical music sales are declining quickly; digital music sales will take up less than

15% of the market and physical sales less than 10% in 5 years. And, while neither will ever completely disappear, they have reached their saturation point.

Subscription and ad-supported streaming might be making money for music companies and executives, but those services do not provide artists and musicians - the creators - with a sustainable source of income. That only leaves one viable revenue stream from which to make a living:

The Gig Economy

Right now, independent musicians only have one meaningful way to make money - through live performances.


Ticket Sales


Booking Fee


Merchandise

> “ The turbulence of the last 15 years seems to have created an economy in which more people than ever are writing and performing songs for a living... There were 45 percent more independent musicians in 2014 than in 2001. ”

The New York Times

August 19, 2015

The global live music industry is surging and is projected to comprise 70% of all music sales in the next 5 years. This is fantastic news for the music industry, artists and musicians, and all of the venues. But if live music is the lifeblood of the industry, why isn’t there a digital marketplace connecting talent buyers and music industry professionals?

Almost 40% of Americans are now freelancers, a radical shift in the US employment market. The music industry has mirrored this change and Gigmor is a marketplace to help musicians and bands find opportunities to get paid for their musical skills and talents.



Join us in revolutionizing the live music market – you'll get your share of this $4B+ market and you'll help support independent musicians and artists.

Our Mission

Gigmor's mission is to transform the live music industry by connecting talent buyers with musicians and bands and to become the music industry's leading digital booking platform.

There are millions of musicians who struggle to make ends meet for one simple reason: talent buying is a complicated and time-consuming process. This reduces the number of potential opportunities available to independent bands. Artists often lack the "know-how" to market themselves professionally

and talent buyers continue to rely on outmoded technologies to discover and hire talent, like faxes and playing phone tag. Yes, some talent buyers still use fax machines.

Gigmor was founded to change the outdated and broken business model of hiring live talent.

Through this Regulation CF crowdfunding campaign, we want to grow and become established as a dominant player in the music industry, develop a mobile platform, and build out our network to enable us to serve the needs of millions of musicians and industry talent buyers globally.

Additionally, we will continue to develop our proprietary technology platform and “GigScore” metric that will become an essential tool for talent buyers and industry professionals. Our goals for “GigScore” to become an industry-standard metric establishing our brand at the forefront of the live music industry and creating sustainable competitive advantage for Gigmor.



LaTasha Lee and The BlackTies
Austin , TX
85 +15
11 Fans
0 Following
1311 Views
Gigscore
Gigmor's proprietary trending metric. Updated daily.
Learn More

OUR GOAL

By launching a best of breed digital booking platform, we plan to both capture a significant portion of this $4B+ market and help it expand.

The current live music market is made up of various talent buyers. From college campuses to festivals to

the enormous wedding market, independent musicians are in high demand.

Venues



10,000

US venues that book
artists 4-5 nights a week

College Gigs



1,900

colleges & universities
each book up to 8
artists per year

Weddings



2.5 million

weddings book musicians
for the ceremony
and reception

Private Parties



12,000

birthdays, anniversaries
& other big events that
book musicians

Corporate Events



12,000

business events, trade
shows, & celebrations
that book musicians

Festivals



3,200

festivals that book DJ's,
performers, and
live music

Gigmor will provide a way for these venues to book artists directly from the Gigmor platform, bringing a visibility that is not easily obtained. Gigmor's platform puts music and musicians FIRST. We want to help talent buyers to discover new talent; we want musicians to get their big break. Our platform aims to provide efficient tools for both and to be the go-to booking solution for the music industry.



GIGMOR IS AN INVESTMENT IN THE GROWTH ENGINE OF THE MUSIC BUSINESS: LIVE MUSIC.

We take care of building the artist into a business and let the artist focus on what really matters: making music and performing. And, because we're an award winning Los Angeles startup and a fast growing musicians' network, we are strategically positioned to become the dominant digital booking platform and talent marketplace.



WINNER
Silicon Beach Fest Startup Showcase

Gigmor is staffed by an experienced team with the passion and vision to disrupt how music is booked and who put musicians first. We have more than 45,000 members, have generated more than 500,000 matches, and operate in more than 30 countries. As the live music industry continues to grow, we will not only create the dominant booking platform but will be in an excellent position to take advantage of new opportunities as the industry continues to evolve.

Gigmor will generate revenue through premium subscriptions and booking transaction fees. The new mobile app will make it easier than ever to access paid performance opportunities. New and interesting bands are just a swipe away on your phone, tablet or laptop.


Basic
Free


Premium
$9/month


Pro
$18/month






THE FUTURE OF GIGMOR

Gigmor plans to create partnerships with venues which will hire Gigmor talent and increase our expansion throughout the nation and the world. Expect Gigmor to partner with colleges, casinos, stadiums and other exciting venues to bring new artists and more concerts. With Gigmor, talented musicians will finally get the chance to be seen and ultimately, build a musical career.

Americans spend a total of $26B on live music every year and that number continues to rise. Gigmor has the power to seize a significant portion of this multi-billion dollar music industry.


Roadmap to the
Global Music Marketplace
4-6 months
of development
3-4 months
of pilot program with key SoCal venues
National Rollout
Global Rollout

To give you an idea, over 100 million artists share music on SoundCloud alone. That is only a portion of the hundreds of millions of musicians around the world.

ON THE HORIZON…

- Gigmor's mobile app will offer the same the functionality of the website and more, wherever you go.
- Gigmor's payment processing function will facilitate the digital exchange of funds for gigs.
- Pre-show ticket sales will provide musicians and venues more flexibility.
- Partnerships with venues across the globe to select and hire Gigmor Artists.
- Generate proactive solutions as the music business evolves.
- Successfully cultivate millions of musician matches.



















WHO BENEFITS?

MUSICIANS & BANDS
LIVE MUSIC VENUES
CONCERT PROMOTERS
RECORD LABELS
MUSIC PUBLISHERS
FILM/TV MUSIC SUPERVISORS
TALENT AGENCIES
MANAGEMENT COMPANIES

Gigmor's innovation will disrupt the way live music is booked and will solve an industry-wide problem. Reserve your shares and be part of a better future for independent artists and the music industry as a whole.

Together, we can make music history. We want to bring the money back into the hands of the music creators, and the powers to make their careers back to the talent buyers who are looking for the next big thing; And to you, our investors, we bring the opportunity to help us build innovation for the music

business, one that we believe will reward us all in the end - and provide us with amazing concert experiences around the globe. Together, we can create a symphony of music creators, distributors, buyers and managers to work together on one platform, in one app, with one GigScore - the potential new industry standard.





David Baird
CEO

David Baird, Gigmor founder and CEO, comes from a successful career as the head of AOL's E-Commerce group where he managed the overall strategy, business development and product management for the Shopping, Finance, Computing, Travel and Small Business channels which generated over $1B in annual revenue. With a passion for performing live music, David knows firsthand that finding compatible musicians and gigs is challenging. And he knows that millions of musicians have the same problem. After leaving AOL, he saw a big opportunity to bring technology to the music industry. In 2011, David founded Gigmor to create an exclusive musicians network that worked like LinkedIn but focused on creating opportunities to meet, jam, and gig with other musicians. Today, building on his experience and Gigmor's success, the digital booking platform will transform and modernize how musicians and talent buyers connect and book gigs.



Steven Kornblum
CTO

Steven's successful track record building music and entertainment sites makes him the perfect technology leader to spearhead the development of Gigmor's live music marketplace. Steven is the former CTO at EarDish, a revolutionary music platform for indie musicians. Previously, he was Director of Technology at Fox Interactive Media where he developed the highly innovative American Idol website, among other Fox properties.



Tracy Eumont Baird

VP Product

Tracy guides Gigmor's product development and design in order to provide musicians a best-in-class user experience. A digital media veteran with 15+ years experience, Tracy was instrumental in bringing e-commerce brands such as Amazon, Starbucks and Barnes & Noble into the online retail space while working for AOL and is dedicated to Gigmor's web and mobile app future.

Gigmor Advisors

Ted Cohen

Managing Partner, TAG Strategic

Ted is a digital music pioneer who has held senior positions at Warner, EMI, Westwood One and Philips.

Nick Lippman

Partner, Lippman Entertainment

Nick is the manager for George Michael, Rob Thomas and Matchbox 20, among many others. Previously he worked for EMI and Interscope Records.

Joe Rinaldi

Venue Partner, Music Box San Diego

Joe is one of Southern California's best known talent buyers. He has booked acts like Aretha Franklin, KISS and Imagine Dragons for the Viper Room and the House of Blues.





"Gigmor is a one stop solution for musicians, talent buyers and all aspects of the live music industry."
-- Nick Lippman, Manager for George Michael

Related party transactions

We do not have any related party transactions to disclose.

Due diligence

Due diligence by CrowdCheck, Inc.



USE OF PROCEEDS

If we raise the <u>target amount</u>, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to the Startengine and legal, accounting and related expenses) will be approximately $260,000.

We plan to use the proceeds as identified below. The identified uses of proceeds are subject to change at the sole discretion of the executive officers based on the business needs of the company.

The following uses of proceeds are based on the company's current spending forecast and include:

Debt Payments: ~$40,000

Research & development: $100,000

Marketing/Business Development: $60,000

General & administrative: $60,000

Total operating expenses: $260,000

Debt payments will be paid to the founders in lieu of salary. Total debt is approximately $700K and was used to fund operations prior to funding. Interest rate is 8%.

Our expenses related to the offering will approximately be:

- ☐ Accountants: $8,000
- ☐ Lawyers: $5,000
- ☐ Printing or video production: N/A
- ☐ Advertising: approx. $5,000

Other: StartEngine: approx. $21,000

If we raise the <u>maximum offering amount (oversubscription)</u>, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to the Startengine and legal, accounting and related expenses) will be approximately $912,000.

We plan to use the proceeds as identified below. The identified uses of proceeds are subject to change at the sole discretion of the executive officers based on the business needs of the company.

The following uses of proceeds are based on the company's current spending forecast and include:

Debt Payments: ~$200,000

Research & development: $ 300,000

Marketing/Business Development: $200,000

General & administrative: $200,000

Total operating expenses: $900,000

Debt payments will be paid to founders in lieu of salary. Total debt is approximately $700K and was used to fund operations prior to funding. Interest rate is 8%.

Our expenses related to the offering will approximately be:

- Accountants: $8K
- Lawyers: $5K
- Printing or video production: N/A
- Advertising: approx. $5K

Other: StartEngine: approx. $70K

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.gigmor.com.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

THE TEAM

Here are the principal people on our team:

| David Baird | Owner, Founder, Director | Since June 2013 |
| Tracy Eumont | Vice President, Product | Since June 2013 |

David Baird is our Founder and currently our CEO and sole director. He has been serving in these positions for three years, since June 2013. Prior to founding Gigmor, he was the founder and president of Troubadour Digital Media, a digital media agency. Previously, he was head of AOL's E-Commerce

Group, which generated over $1B in revenue. In that position, he was responsible for AOL's Shopping, Travel, Computing and Personal Finance channels. He holds an M.B.A. degree from Ecole Nationale des Ponts et Chausses in Paris.

Tracy Eumont is currently our VP, Product. She has been serving in that position for three years, since June 2013. Prior to Gigmor, she was Vice President of Troubadour Digital Media, a digital media agency. Previously she was Senior Manager, Interactive Marketing & eCommerce at AOL. In that position, she was responsible for managing the Shopping Channel, which included over 100 e-commerce partners. She holds a B.A. degree in business administration from Kansas University.

The rest of the Gigmor team are contractors, e.g. engineers, designers etc. The company plans to hire a VP, Engineering and Marketing head in the near future.

Related party transactions

We do not have any related party transactions to disclose.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

- **This is a new company.** Gigmor has a short history, few paying customers, and no revenues. If you are investing in this company, it's because you think this is a good idea and you believe that Gigmor can execute better than our competition and have a sound business plan to expand our subscriber base and will be able to monetize our current services and any additional services we develop. It is not currently possible to foresee whether the company will be successful or will ever make any money at all.

- **Gigmor is in essence David Baird, and his team is very small.** Gigmor's founder is essential to the existence and operation of the company. His team consists of two people. However good you think David is, he might fail, he might give up, and he might be indisposed or move to China. His team members, including his wife, may also give up, quit, choose an entirely new career or leave the country. Until David builds out his team, you are completely dependent on his and his small team working hard and succeeding.

- **The company is going to need more money.** The company might not sell enough shares to meet its operating needs and fulfill its plans, in which case we will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, we will probably need to raise more funds in the future, and if we can't get them, we will likely fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

- **Does anyone want our service and will they pay enough for it?** We will only succeed (and you will only make money) if there is sufficient demand for our services. Consumers must think our service is a better option than competitor products and priced at a level that allows the company to make a profit and still attract business.

- **The music industry is tough and constantly changing.** Everybody working in the music industry is trying to figure out a way to make money because it has become really hard. The company has stiff competition and will only succeed (and you will only make money) if we prove to our customers that they figured out how to help them make money. There is no guarantee that this will happen in time for Gigmor to survive and turn a profit.

- **We are a technology company and subject to security and other risks.** Technology is constantly developing and there is no guarantee that we will be able to keep our technology up-to-date. Any kind of computer technology is exposed to hacking and other cyber-security risks. We cannot be sure that we will have the resources and technology to prevent those risks from materializing and causing us damage or even shutting the company down.

- **Any valuation at this stage is pure speculation.** No one is saying the company is worth a specific amount. There is no basis for giving a realistic valuation. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest. If you do invest, you must feel comfortable potentially losing all your money.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

INVESTING PROCESS

See Exhibit C to this Offering Statement.

Updates

See the "progress" monitor on our campaign page.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

The company issued 8,597,750 shares and authorized 20,000,000.

Ownership

This table shows who owns the company's equity as of May 9, 2016:

Name	Role	Share Class	Quantity	Issue Date
David Baird	Founder	Common	7,470,513	11/10/2014
Venk Tatineni	Consultant	Common	785,625	3/10/2015
Blake Kuehn	Consultant	Common	341,612	4/11/2016

The company entered into consultant agreements with various people, which commit to granting a specific number of stock options when the company issues its stock option plan, which hasn't yet occurred.

The company plans to issue Series A Preferred Stock some time in the future. This offering is of non-voting common stock, which typically has fewer rights than the Preferred Stock.

Common Stock

We are offering common stock in this offering. The common stock has the following rights:

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

We are issuing non-voting common stock.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of and any classes of preferred stock that we may designate in the future.

What it means to be a minority holder

In our company, the class and voting structure of our stock has the effect of concentrating voting control with a few people and these few people have the ability to make all major decisions regarding the company. As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

☐ In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

☐ In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

☐ In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. The company does not have any convertible notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS; FINANCIAL CONDITION AND MATERIAL INDEBTEDNESS

Financial statements

Our financial statements can be found at Exhibit B to Form C.

Financial condition

Results of Operation

To date, we have not generated any significant revenues or made any profit. The company switched to a recurring revenue subscription-pricing model very recently. This is intended to increase revenue from each new customer.

The company's net losses for the year ended December 31, 2015 were $456,407.01, a 58% increase from $288,152.86 in 2014. This is explained by the need to invest in product features and marketing before implementing our paid subscriptions.

The company's operating expenses consist of rent, payroll, professional services, marketing and advertising, utilities and general and administrative costs. Operating expenses amounted to $418,424 in 2015 compared with $268,808 in 2014.   The company hired more engineers in 2015 to accelerate product development.

Since year-end 2015, our financial performance has been consistent with the past year. The company's expenses of $487,204 in the first quarter represented a slight increase in spending over the same period in 2015 due to the costs of launching our three-tiered subscription plan.

Liquidity and Capital Resources

To date, we have not generated any significant revenues. While some financial resources have come from membership, membership will not cover all of our expenses. Over the past fiscal year, we have relied on the initial capitalization of $670,000 made by our founder, David Baird. Currently, our only potential source of revenue will be our subscribers. No significant revenues have come from any other source and our subscription fees will only provide a small portion of the money needed to operate the company, and profits are not likely for some time. The company has recorded losses from the time of inception in the total amount of approximately $800,000.

The company has not committed to make any capital expenditures.

Indebtedness

The company has no indebtedness.

The founder of the company has been providing loans to the company and part of the proceeds from this offering will be used to repay a portion of these loans in lieu of salary to David Baird.

Recent offerings of securities

We have not made any issuances of securities within the last three years other than the issuance of shares to David Baird, Venk Tatineni and Blake Kuehn in November 2014, March 2015 and April 2016, respectively, made in reliance on Section 4(a)(2) of the Securities Act.

We "tested the waters" under Regulation A on StartEngine, which resulted in indications of interest for $560,000. The company has decided to raise capital under Title III instead.

Valuation

We have not undertaken any efforts to produce a valuation of the company. The price of the non-voting common stock merely reflects the opinion of the CEO and management of Gigmor as to what a fair value would be.